

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2010

Anson Yiu Ming Fong
Sino Green Land Corporation
c/o Ahser Levitsky
Sichenzia Ross Friedman Ference LLP
61 Broadway 32nd. Floor
New York, New York 10006

> **Re: Sino Green Land Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 17, 2010**
> **File No. 333-164006**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed April 30, 2010**
> **File No. 000-53208**

Dear Mr. Fong:

We have reviewed your response letter and amendment number one to your Form S-1 filed May 17, 2010, as well as amendment number one to your Form 10-K for the fiscal year ended December 31, 2009 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your Form S-1 and providing the requested information. You should comply with the comments on your Form 10-K in all future filings and confirm in writing that you will do so. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

General

1. Please revise to include the interim financial statements for the quarter ended March 31, 2010. See Article 8-08 of Regulation S-X.

Prospectus Summary, page 2

2. We note your references here and elsewhere in your prospectus that you are expanding your business to include the sale of "green foods." In an appropriate place in your prospectus, please elaborate upon what you mean by this term as it is not self-evident what types of products fall into the category of "green foods." Please also elaborate upon what it means for "green foods" to "meet standards set by the China Ministry of Agriculture" and to be certified as such "by the Green Food Development Center."

Issuance of Securities to the Selling Shareholders, page 4

3. We note your Form 8-K that was filed on May 28, 2010 indicating that you have sold an aggregate of 17,000,000 shares of common stock at a purchase price of $.20 per share. Considering you have outstanding warrants with an exercise price of $.25 that, pursuant to their terms, adjust the exercise price if common stock is issued a price less than the $.25 exercise price, please disclose how this private placement impacts the exercise price of these warrants. In this regard, we note your disclosure on page 24 that the holders of these warrants waived this provision in connection with the February 2010 private placement; please tell us if the holders of these warrants also modified the applicable time period of this adjustment provision as your disclosure states here that the provision applies to the issuance of common stock from August 7, 2010 to August 7, 2011.

Risk Factors, page 7

Our proposed green foods distribution business is a new, cash intensive business, page 7

4. We note your addition of the above referenced risk factor on page seven and the several bullet pointed risks that follow. Please revise the subheading to reflect the general risk you are describing in the accompanying text and explain why the risk is one of which investors should be made aware. Please also limit your bullet points in the text of the risk factor to those that work only in this prospectus. If the risk is readily transferable to other companies' offering documents, it is probably too generic. We note for example the bullet points on page 8 that begin "In the event that there is a recall…", "In the event that we cannot successfully develop one or more product lines…", and "We will need to develop and implement a marketing program…".

Our contracts with Mr. Luo are governed by the laws of the PRC, page 12

5. The above referenced subheading is too vague and generic to adequately describe the risk that follows. Please revise this subheading to reflect the risk you are describing in the accompanying text and explain why the risk is one of which investors should be made aware.

Risks Associated with Companies Conducting Business in the PRC, page 13

6. We reissue comment eight of our January 22, 2010 letter. Your risk factor, as revised, continues to be generic and does not mention any specific changes that will be adverse to you. Please revise or remove the risk.

The potential sale of 14,000,000 shares pursuant to this prospectus…, page 20

7. Please revise the second sentence of the first risk factor on page 20 to be consistent with your response to comment 5 of our January 22, 2010 letter and your disclosure on page 27. It appears that your second use of the word "warrant" in this sentence should be replaced with "option."

Private Placements With Selling Shareholders, page 23

8. We note your revisions to the second full paragraph on page 24 in response to comment 14 of our January 22, 2010 letter. Please further revise this paragraph to disclose all of the material terms of the series A preferred voting rights as set forth in the certificate of designation or, at a minimum, provide readers with a cross-reference to the more detailed discussion you provide of these rights under "Description of Capital Stock" on page 56.

Liquidity and Capital Resources, page 34

9. We note that in response to comment 21 of our January 22, 2010 letter, you revised your disclosure on pages 35 and 36 to state several potential sources of additional capital, but you do not discuss any plans with respect to these sources. Please expand your disclosure to clarify your plans for obtaining the needed capital, or if you have no such plans at this time, please state so.

10. You mention the need for an additional $11 million in connection with your development of your green food distribution efforts. Please revise to quantify the amount of funds you will need to expand your current operations into supermarkets and other retail outlets. We also note your indication that in order to increase your revenue, you will need to obtain additional farmland for your farming collectives to grow additional produce; please quantify the amount that might be required to finance these purchases. Please also disclose how and why you will prioritize the use of any capital you receive from the equity or debt markets or from borrowed funds among your plans to develop your green food distribution efforts, expand your current business to retailers and procure additional farmland.

11. In the seventh paragraph on page 35 of your filing you state that you sold to two investors "4,167,000 for $0.12 per share, for a total of $500,000." Please revise to clarify what was sold.

New Accounting Pronouncements, page 37

12. We read your response to comment 23 of our letter dated January 22, 2010. Generally, when a warrant's underlying shares are publicly traded, those shares are considered readily convertible to cash. Tell us the increments in which the warrants can be exercised. In this regard, your analysis with regard to net cash settlement should consider the size of the warrant exercise relative to your trading volume. Further, we assume a warrant holder has the ability to exercise their warrants periodically in incremental amounts and then sell the underlying shares in a manner which would not have a significant effect on the market price of your common stock. Based on your current analysis it would appear the 2008 and 2009 issued freestanding warrants are derivatives. Please provide to us your step 2 analysis under FASB ASC 815-40-15-7C with respect to the warrants issued in August 2009 as we previously requested, and advise us how you maintain equity classification is appropriate considering the adjustable nature of their exercise prices.

13. We read your response to comment 24 of our letter dated January 22, 2010. You state that Organic Research was a private company at the time the 2008 warrants were issued. However, you should assess whether a warrant is a derivative on a continual basis. If a warrant initially does not meet the definition of a derivative but later does because you are no longer a private entity, the warrant should be accounted for as a derivative from the date it meets the definition of a derivative, assuming it does not meet one of the scope exceptions. In this regard, please reassess for us the 2008 warrants for derivative accounting treatment subsequent to the date of the reverse acquisition.

14. We read your responses to comments 24 and 49 of our letter dated January 22, 2010. We also read your disclosure in footnote 7 on page F-15. Tell us your consideration of FASB ASC 470-20-25-2 with regard to the warrants issued in connection with the convertible note financing. In this regard, the warrants appear to be detachable and as such should have been initially recorded as a debt discount as opposed to warrant expense. In this regard, it is not clear why the warrants were expensed immediately. Please advise us of the GAAP literature you applied, or revise your financial statements.

15. Notwithstanding the above comments, we note your disclosure on page F-16 that the August 3, 2009 warrants have cashless exercise rights. Typically warrants with these net-settled features are derivatives. Refer to FASB ASC 815-10-55-90. Please provide us your analysis in determining whether these warrants are derivatives and tell us how you concluded equity classification was appropriate.

Business, page 38

Marketing, Sales and Distribution, page 43

16. In the last paragraph on page 43, you indicate that you have entered into an agreement with a distributor in Australia "pursuant to which [you] will sell green foods to this

distributor once [you] have developed [y]our green foods." This disclosure seems inconsistent with your disclosure on pages 2 and 29 where you indicate that you have commenced exporting food products to Australia. Please revise or advise.

Management, page 48

17. Please revise your disclosure beginning on page 48 to discuss each director's specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director in light of your business and structure. See Item 401(e) of Regulation S-K and refer to Question 3 of our Proxy Disclosure Enhancements Transition, Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

Compensation of Directors, page 51

18. Please revise to provide this information in tabular format, as required by Item 402(r) of Regulation S-K.

Principal Shareholders, page 51

19. Please tell us why the beneficial ownership information you provide here reflects 12,045,133 shares of common stock held by T Squared Capital LLC and T Squared Investments LLC but the amount you disclose on page 21 reflects 12,199,626 shares of common stock.

Consolidated Balance Sheets, page F-3

20. We read your response to comment 34 of our letter dated January 22, 2010. We also read your disclosure on page F-9 with regard to your accounting policy on advances. We note the advances are required to construct a distribution center the Company intends to lease. Please provide to us your lease accounting analysis with regard to these advances. In this regard, explain to us what consideration you gave to FASB ASC 840-40-05-5. We also note you classified the advances as an operating cash outflow. Tell us why such payments would not be more appropriately classified as an investing cash outflow. Please be comprehensive in your response, and if applicable, revise your accounting policy footnote and financial statements accordingly.

1. Organization and Description of Business, page F-7

21. We read your response to comment 39 of our letter dated January 22, 2010. We re-issue our prior comment. In this regard, only entities under common control should be accounted for at historical cost. Based on your response it appears there was a related party interest in both entities, however it does not appear both entities were under common control. Please advise us and disclose the historical ownership structures of NI and Organic Region. Further, it does not appear Xiong Luo had a controlling interest in

Anson Yiu Ming Fong
Sino Green Land Corporation
June 10, 2010
Page 6

NI. Absent further substantial evidence accounting for the transaction based on historical cost basis does not seem to be appropriate under GAAP. Please advise us of your GAAP basis for historical cost accounting, or revise your financial statements.

8.Equity Transactions, page F-16

22. We read your response to comment 46 of our letter dated January 22, 2010. Please explain to us how you calculated the value of the $1,244,043 deemed preferred stock dividend. Further, please advise us why the deemed preferred stock dividend was not recorded in your financial statements for the period ended September 30, 2009. Refer to FASB ASC 470-20.

With respect to your allocation of the offering proceeds among common stock/ Series A preferred stock and options and warrants, it appears that you are allocating the proceeds based on a residual method rather than relative fair values. Note that the residual method is appropriate only if you classified the options and warrants separately as derivative liabilities. Please explain.

9. Income Taxes, page F-20

23. We note your response to comment 56 of our letter dated January 22, 2010. Please disclose in the footnote, the entities and the years in which you derived the net losses. Also, provide all of the disclosures in accordance with FASB ASC Topic 740-10-50-2 to 7.

Item 15. Recent Sales of Unregistered Securities, page II-2

24. We reissue comment 57 of our January 22, 2010 letter, in part. Please either discuss why you did not file a Form D with respect to the January 15, 2009 and April 27, 2009 issuances, or if appropriate, remove your indication that you relied on Regulation D and ensure that your revised disclosure includes a brief synopsis of the facts that enabled you to rely on Section 4(2) with respect to these transactions.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2009

General

25. Please apply the above comments regarding your Form S-1 to all future periodic report filings, as applicable.

Exhibits 31.1 and 31.2

26. In future filings, your certifications should appear exactly as set forth in Item 601(b)(31) of Regulation S-K. For example, you added the word "consolidated" to paragraph 4(b)

and your reference in paragraph four to Exchange Act Rule 13-a15 should be to
Exchange Act Rule 13a-15.

27. In future filings, please delete the title of the officer from the initial sentence of your
certifications. Please also confirm that the inclusion of your principal executive officer's
and principal financial officer's titles was not intended to limit the capacity in which each
individual provided the certification.

You may contact Robert Babula, Staff Accountant , at (202) 551-3339 or, in his absence,
Andrew Mew, Accounting Branch Chief, at (202) 551-3377 if you have questions regarding
comments on the financial statements and related matters. Please contact Chris Chase, Staff
Attorney, at (202) 551-3485, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at
(202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Ahser Levitsky
       Sichenzia Ross Friedman Ference LLP
       Via Facsimile (212) 981-6767